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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

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                                                    SEC FILE NUMBER
                                                    333-75814-01
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                                                    CUSIP NUMBER
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                          NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K  [_] Form 20-F   [_] Form 11-K  [X] Form 10-Q
[_] Form N-SAR


For Period Ended: For fiscal quarter ended March 31, 2003
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR
For the Transition Period Ended:
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         Read Instructions Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION


Hanover Compression Limited Partnership
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Full Name of Registrant

N/A
----
Former Name if Applicable

12001 North Houston Rosslyn
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Address of Principal Executive Office (Street and Number)

Houston, Texas 77086
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.


The extension of time for the filing by Hanover Compression Limited Partnership (the "Registrant") of its quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2003 is necessary to permit the Registrant to allocate properly certain expenses between the Registrant and its parent, Hanover Compressor Company ("HCC"), and to permit the Registrant's management and independent auditors to analyze properly the impact on the Registrant's financial statements of HCC's recently announced settlement agreement. On May 13, 2003, HCC announced that it had reached an agreement to settle its outstanding securities-related litigation. Because the Registrant's management and its legal and accounting staff and advisors have devoted a significant amount of their time and attention to the negotiation of the settlement agreement, the analysis of the impact of the settlement on the Registrant and the proper allocation of certain expenses between the Registrant and HCC is not yet complete. Because the impact of the settlement cannot be determined before the closing of the stock market on May 14, 2003, the Registrant's management and independent auditors need additional time following such determination to analyze the impact of the settlement on the Registrant's financial statements and complete a thorough review of the Registrant's financial statements and report on Form 10-Q. The Registrant expects to file the quarterly report on Form 10-Q within the extension period.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

      Jonathan D. Edelfelt           (281)                  447-8787
      --------------------           ------                 --------
             (Name)               (Area Code)          (Telephone Number)

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(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No

As of the filing date of this notice on Form 12b-25, the Registrant has not filed its special financial report under cover of an annual report on Form 10-K, as required pursuant to Rule 15d-2 under the Securities Exchange Act of 1934, as amended, for the fiscal year ended December 31, 2002.

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 13, 2003, HCC announced an agreement to settle its outstanding securities-related litigation. Because the Registrant's management and its legal and accounting staff and advisors have devoted a significant amount of their time and attention to the negotiation of the settlement agreement, the analysis of the impact of the settlement and the Registrant's allocation of certain expenses between the Registrant and HCC are not yet complete. In addition, under the terms of the proposed settlement, HCC has agreed, among other things, to issue a contingent note payable on March 31, 2007. The principal amount of the note will be determined based on the closing price of HCC's common stock following a two day period ending May 14, 2003, but will not exceed $9.2 million.

Assuming the current allocation of expenses between the Registrant and HCC is correct, the Registrant expects to report an estimated net income of $3.4 million for the fiscal quarter year ended March 31, 2003 as compared to net income of $7.7 million for the fiscal quarter ended March 31, 2002. Final resolution of the impact of the settlement and allocation of expenses could materially change the Registrant's estimated net loss for the first fiscal quarter of 2003.

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                     Hanover Compression Limited Partnership
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May 15, 2003           By      /s/ John E. Jackson
                                   ---------------------------------------------
                                            John E. Jackson
                                       Senior Vice President and
                                        Chief Financial Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).